07021602

MMC Norilsk Nickel

SUPPL

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

March 5, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-5167~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated March 1, 2007: OJSC MMC Norilsk Nickel completes acquisition of OM Group's Nickel Business

2. Press release dated February 27, 2007: Students of Moscow state Institute of steel and alloys will not be able to cheat during tests

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

01.03.2007

OJSC MMC Norilsk Nickel completes acquisition of OM Group's Nickel Business

Moscow, March 1, 2007. OJSC Mining and Metallurgical Company Norilsk Nickel ("Norilsk Nickel", "the Company") announced the completion of the purchase of OM Group's nickel business (the "Nickel Business").

As a result of the purchase, Norilsk Nickel has acquired the following assets:

- Harjavalta nickel refining operations in Harjavalta, Finland
- Cawse nickel mining and processing operations in Western Australia
- A 20% stake in MPI Nickel Pty. Ltd. ("MPI"), which operates the Black Swan and Silver Swan nickel mines in Western Australia, and is developing the Honeymoon Well project
- An 11.1% holding through common shares and convertible debt in Talvivaaran Kaivososakeyhtio, a biological heap-leaching project in the Kainuu Region in Finland.

With this acquisition, Norilsk Nickel will further extend its operations internationally to Australia and Finland, and will strengthen its position in the global mining and metals industry. The company will increase refined nickel production capacity by up to 60,000 metric tons per annum, equivalent to an additional 35,000-40,000 tons per annum of refined nickel products excluding nickel produced under current tolling arrangements. The Company is excited about gaining access to best in class operational skills and laterite HPAL leaching technology, as well as extending its product line to include nickel salts and briquettes.

Deputy General Director Tav Morgan said, "This transaction represents a significant step in Norilsk Nickel's plans to further expand its position in the nickel industry, and we expect it to lead to further growth opportunities. Going forward, we plan to undertake further business development activity as we seek out opportunities with potential partners aimed at implementing and enhancing our production strategy."

Norilsk Nickel has made preparations for a seamless transition at the acquired operations, including the retention of a strong team of Nickel Business management personnel in Finland and Australia. Antti Aaltonen will take on the role of Managing Director of Norilsk Nickel Finland Oy, which will manage the Harjavalta and Cawse operations. He will be supported by Heikki Saari as Operations Director for the Harjavalta refinery, and by Tim Dobson as Operations Director for the Cawse mining and metallurgical processing facility. Mr. Aaltonen said,"Our first major task is to secure full production capacities at both plants for the long term, keeping in mind all possible opportunities for future expansions with the financial support of Norilsk Nickel."

ABOUT OJSC MMC NORILSK NICKEL

OJSC MMC Norilsk Nickel is Russia's largest mining and metallurgical company and the world's largest producer of nickel and palladium, as well as a major producer of platinum and copper. OJSC MMC Norilsk Nickel is listed on the MICEX and RTS Russian stock exchanges (GMKN_RU), and the company's ADRs are traded over the counter in New York (NILSY_US), London (MNOD_LI) and Berlin (NNIA_GR). For more information visit the Company's web site at http://www.nornik.ru/en/

The press release in Finnish

27.02.2007

Students of Moscow state Institute of steel and alloys will not be able to cheat during tests

Within the framework of national priority project Education MMC Norilsk Nickel and Moscow State Institute of Steel and Alloys (Technological University MISA) have implemented a joint project setting a good example of state-private partnership.

The partners provided for the repair and hi-tech equipment of a multimedia lecture hall that will be named after Norilsk Nickel.

"In cooperation with MMC Norilsk Nickel we managed to design the lecture hall, which is unique for Russian institutions of higher education because it allows the installation of a testing system for each student", said Rector of MISA Yury Karabasov.

According to Yury Karabasov, this system allows individual on-line testing at lectures and practical training classes in all disciplines.

"The boundary between lectures and practical training classes is to be blurred. Each student will be tested individually and won't be able to rely on neighbor's prompts or cribs. As a result, professional competence of our graduates will increase substantially", Yu. Karabasov assured.

According to the Deputy General Director of MMC Norilsk Nickel Olga Golodets, the Company is willing to develop the strategic partnership with MISA in terms of professional education and development of innovative technologies for the production of base metals.

"We are investing into the development of engineering education in Russia as we deem it important for the Company. MISA is one of the major higher education institutions for both professional education and upgrading of technologies and production equipment", O. Golodets emphasized.

For reference

Technological University MISA was established in April of 1930. It is CIS' largest university that prepares engineers and researchers in metallurgy and material science, base and ferrous metals production.

Among over 60 thousand of MISA graduates there are 1700 candidates of sciences, 350 doctors of sciences; over 1560 engineers, 307 candidates of sciences and 9 doctors of sciences graduated from MISA and work in 73 countries of the world. Sixteen research laboratories, 20 research and training centres and associates of university departments provide grounds for its research efforts.

Presently, over 280 students major in metallurgy of base metals; over 140 students major in beneficiation of minerals.

In 2006 MISA won the award of the Russian national contest of innovative educational programs.

END